Report of Independent Registered Public Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds IV, Inc.:

We have examined management of BNY Mellon Investment Funds IV,
Inc.'s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Tax Managed Growth Fund,
BNY Mellon Institutional S&P 500 Stock Index Fund, and BNY Mellon
Bond Market Index Fund (collectively, the "October 31st Funds") and
BNY Mellon Floating Rate Income Fund (the "August 31st Fund"), (collectively with the October 31st Funds, the "Funds"), each a series of BNY Mellon Investment Funds IV, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the Act) (the specified requirements) as of August 31, 2022. BNY Mellon Investment Funds IV, Inc. management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of August 31, 2022, and with respect to agreement of security purchases and sales, for the period from May 31, 2022 (the date of the Funds' last examination), through August 31, 2022:

1.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents;
2.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds' securities per the books and records of the
Funds to those of the Custodian;

4.	Agreement of pending purchase and sale activity for the Funds as of
August 31, 2022, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;







6.	Confirmation of all repurchase agreements with broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

7.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2021 - June 30, 2022 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2022, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds IV, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
New York, New York
February 10, 2023

































       February 10, 2023

  Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Floating Rate Income
Fund (the "August 31st Fund"), and BNY Mellon Tax Managed Growth
Fund, BNY Mellon Institutional S&P 500 Stock Index Fund, BNY Mellon
Bond Market Index Fund (collectively, the "October 31st Funds"), (collectively with the August 31st Fund, the "Funds"), a series of BNY Mellon Investment Funds IV, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2022 and for the period from May 31, 2022 (the date of the Funds' last examination) through August 31, 2022.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2022 and for the period from May 31, 2022 (the date of the Funds' last examination) through August 31, 2022, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds IV, Inc.



Jim Windels
Treasurer